U.S. SECURITIES AND EXCHANGE COMMISSION

                            Washington, D.C. 20549

                                    FORM 3

            INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES
        Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act
        of 1935 or Section 30(f) of the Investment Company Act of 1940


     1. Name and Address of Reporting Person

        CARDINAL HEALTH, INC.
        (Last)   (First) (Middle)

        5555 GLENDON COURT
        (Street)

        DUBLIN,  OHIO    43016
        (City)   (State) (Zip)

     2. Date of Event Requiring Statement
        (Month/Day/Year)

        11/27/96

     3. IRS or Social Security Number of Reporting Person (Voluntary)

        31-0958666

     4. Issuer Name and Ticker or Trading Symbol

        OWEN HEALTHCARE, INC. (OWN)

     5. Relationship of Reporting Person to Issuer (Check all applicable)

        / / Director
        /X/ 10% Owner
        / / Officer (give title below)
        / / Other (specify below)

     6. If Amendment, Date of Original (Month/Day/Year)

     7. Individual or Joint/Group Filing

        /X/  Form filed by one reporting person
        / /  Form filed by more than one reporting person


    Table I -- Non-Derivative Securities Beneficially Owned
    1. Title of Security    2. Amount of Securities   3. Ownership         4. Nature of Indirect Beneficial
       (Instr. 4)              Beneficially Owned        Form: Direct         Ownership (Instr. 5)
                               (Instr. 4)                (D) or Indirect
                                                         (I) (Instr. 5)
    ---------------------------------------------------------------------------------------------------------

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
    Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.
    * If the form is filed by more than one reporting person, see Instruction 5(b)(v).


    FORM 3 (Continued)

    Table II--Derivative Security Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)
    1. Title of Derivative   2. Date Exer-   3. Title and Amount of   4. Conver-     5.  Owner-     6.  Nature of
       Security (Instr. 4)      cisable and     Securities Underlying    sion or         ship           Indirect
                                Expiration      Derivative Security      Exercise        Form of        Beneficial
                                Date            (Instr. 4)               Price of        Deriv-         Ownership
                                (Month/Day/                              Deri-           ative          (Instr. 5)
                                Year)                                    vative          Security:
                                                                         Security        Direct
                                Date    Expira-    Title       Amount                    (D) or
                                Exer-   tion                   or                        Indirect
                                cisable Date                   Number                    (I)
                                                               of                        (Instr. 5)
                                                               Shares
    --------------------------------------------------------------------------------------------------------------
       Options to purchase       (1)     (1)   Common Stock   3,396,750    (1)               D
       shares of Common Stock,
       without par value
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
    Explanation of Responses:
    (1) Pursuant to the Stock Option Agreement, dated as of November 27, 1996 (the "Stock Option Agreement"), between Cardinal Health, Inc., an Ohio corporation ("Cardinal"), and Owen Healthcare, Inc., a Texas corporation ("Owen"), Owen granted Cardinal an irrevocable option (the "Option") to purchase from Owen, under certain circumstances and subject to certain adjustments, up to 3,396,750 authorized and unissued shares of Owen Common Stock, at a price per share (the "Purchase Price"), payable in cash, equal to the lower of (x) $27.25 or
          (y) the exchange ratio under the Agreement and Plan of Merger, dated as of November 27, 1996, among Cardinal, Owl Merger Corp., a Texas corporation and a wholly owned subsidiary of Cardinal ("Subcorp"), and Owen (the "Merger Agreement"), multiplied by the average of the closing prices of Cardinal Common Shares as reported on the New York Stock Exchange Composite Tape during the five consecutive trading days ending on (and including) the trading day immediately prior to the date of exercise.

          The Option is exercisable, in whole or in part, at any time or from time to time if a Purchase Event (as defined in the Stock Option Agreement) has occurred; provided, however, that to the extent the Option has not been exercised, it will terminate upon the earlier to occur of (i) the effective time of the Merger, (ii) 5:00 p.m. Houston time, on the date which is one year following the occurrence of a Purchase Event, (iii) termination of the Merger Agreement in accordance with its terms prior to the occurrence of a Purchase Event, and (iv) if the Option cannot be exercised before its date of termination as a result of any injunction, order or similar restraint issued by a court of competent jurisdiction, the Option will expire on the 30th business day after such injunction, order or restraint shall have been dissolved or when such injunc-tion, order or restraint shall have become permanent and no longer subject to appeal, as the case may be. As of the date hereof, the Option is not exercisable.

                               /s/ George H. Bennett, Jr.  Dec. 6, 1996
                               ** Signature of Reporting   Date
                                  Person
                               CARDINAL HEALTH, INC.
                               By:  George H. Bennett, Jr.
                               Title:  Executive Vice President,
                                       General Counsel and Secretary

    ** Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).
    Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedure.